July 13, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     David Lin

Re:	Coastal Financial Corporation
Registration Statement on Form S-1 (as amended)
File No. 333-225715

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Coastal Financial Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, or as soon as practicable thereafter, on Tuesday, July 17, 2018. By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

The Company hereby authorizes Aaron M. Kaslow of Kilpatrick Townsend & Stockton LLP to orally modify or withdraw this request for acceleration. Please contact Mr. Kaslow at (202) 508-5825 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

Coastal Financial Corporation

/s/ Eric Sprink
Eric Sprink
President and Chief Executive Officer